**Statement Under Oath of Principal Executive Officer and Principal Financial Officer
Regarding Facts and Circumstances Relating to Exchange Act Filings**

I, John M. Derrick, Jr., Chairman and Chief Executive Officer, state and attest that:

(1)   To the best of my knowledge, based upon a review of the covered reports of Potomac Electric Power Company, and, except as corrected or supplemented in a subsequent covered report:

- no covered report contained an untrue statement of a material fact as of the end of the period covered by such report (or in the case of a report on Form 8-K or definitive proxy materials, as of the date on which it was filed); and

- no covered report omitted to state a material fact necessary to make the statements in the covered report, in light of the circumstances under which they were made, not misleading as of the end of the period covered by such report (or in the case of a report on Form 8-K or definitive proxy materials, as of the date on which it was filed).

(2)   I have reviewed the contents of this statement with Potomac Electric Power Company's audit committee.

(3)   In this statement under oath, each of the following, if filed on or before the date of this statement, is a "covered report"

- the Annual Report on Form 10-K for the year ended December 31, 2001 of Potomac Electric Power Company filed with the Commission on March 29, 2002;

- all reports on Form 10-Q, all reports on Form 8-K and all definitive proxy materials of Potomac Electric Power Company filed with the Commission subsequent to the filing of the Form 10-K identified above; and

- any amendments to any of the foregoing.

JOHN M. DERRICK, JR.
John M. Derrick, Jr.
Chairman and
    Chief Executive Officer
August 9, 2002   Subscribed and sworn to
                                                         before me this 9th day of
                                                         August, 2002.

                                                         LISA A. POOLE
                                                         Notary Public

                                                         My Commission Expires:_ July 31, 2007